# SEC Schedule 13G/A (Amendment No. 13) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco CurrencyShares Japanese Yen Trust, CIK 0001353613
CUSIP: 46138W107
Title of class of securities: Japanese Yen Shares
Address of issuer's principal executive offices: 3500 Lacey Road, Suite 700, Downers Grove, Illinois (IL), 60515
Date of event which requires filing of this statement: 01/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000897069-14-000143
Filed by CIK 0001170152

## Reporting persons
- LEUTHOLD GROUP, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 94,571; shared voting power 0; sole dispositive power 94,571; shared dispositive power 0; aggregate amount beneficially owned 94,571 (1.41% of the class)
  Comment: This percentage is calculated based on 6,700,000 shares of beneficial interest outstanding, as publicly reported by the issuer.

## Item 1. Issuer
Name of issuer: Invesco CurrencyShares Japanese Yen Trust
Address of issuer's principal executive offices: 3500 Lacey Road, Suite 700, Downers Grove, Illinois, 60515

## Item 2. Person Filing
Name of person filing: The person filing this Schedule 13G is The Leuthold Group, LLC (d/b/a Leuthold Weeden Capital Management), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The Leuthold Group, LLC is the investment adviser to various clients, including the Leuthold Core Investment Fund and the Leuthold Core ETF.
Address of principal business office or, if none, residence: 150 South Fifth Street, Suite 1700, Minneapolis, MN 55402
Citizenship: The Leuthold Group, LLC (d/b/a Leuthold Weeden Capital Management) is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), investment company (IV)

## Item 4. Ownership
Amount beneficially owned: Leuthold Group, LLC - 94,571
Percent of class: Leuthold Group, LLC - 1.41
Sole power to vote or to direct the vote: Leuthold Group, LLC - 94,571
Shared power to vote or to direct the vote: Leuthold Group, LLC - 0
Sole power to dispose or to direct the disposition: Leuthold Group, LLC - 94,571
Shared power to dispose or to direct the disposition: Leuthold Group, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported in this statement are beneficially owned by managed accounts that are investment management clients of the Reporting Person. The investment management contracts of these clients grant to the Reporting Person all investment and voting power over the securities reported in this statement. Therefore, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of the securities reported in this statement. The clients of the Reporting Person have the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, the securities reported in this statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LEUTHOLD GROUP, LLC: /s/ Glenn R. Larson, Glenn R. Larson, Chief Compliance Officer (02/14/2025)